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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]

8-68299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Eagle Ledge Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 N. Dartmouth Avenue
(No. and Street)

Clovis	CA	93611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 3/8/13

OATH OR AFFIRMATION

I, Chester Reid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Eagle Ledge Capital, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public



JOHN V
COMM.
NOTARY PU
FRESN
COMM. EXPIR

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

State of California
County of FRESNO

Subscribed and sworn to (or affirmed) before me on this 25 day of Febrary, 2013, by CHESTER REID,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


MGC1
JOHN VERRASTRO
COMM. # 1903624
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
COMM. EXPIRES SEPT. 23, 2014
MGC1

(Seal) Signature John Verrastro


1903624
COUNTY
SEPT. 23, 2014
MGC1

EAGLE LEDGE CAPITAL, LLC

DECEMBER 31, 2012

CF. ACCOUNTANTS CONSULTANTS

EAGLE LEDGE CAPITAL, LLC

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2012

EAGLE LEDGE CAPITAL, LLC

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Members of
Eagle Ledge Capital, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Eagle Ledge Capital, LLC as of December 31, 2012, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Ledge Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.



CF & Co., L.L.P.

Dallas, Texas
February 21, 2013

EAGLE LEDGE CAPITAL, LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$ 72,728
Commissions receivable	23,095
Property and equipment, net of accumulated depreciation of $154	7,093
Other assets	8,328
	$ 111,244

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 18,083
	18,083
Members' equity	93,161
Total members' equity	93,161
	$ 111,244

The accompanying notes are an integral part of these financial statements.

EAGLE LEDGE CAPITAL, LLC

Statement of Income

For the Year Ended December 31, 2012

Revenues	
Commissions income	$ 592,020
Other income	1,023
	593,043
Expenses	
Compensation and benefits	138,906
Communications	37,388
Regulatory fees and expenses	15,809
Other expenses	165,153
	357,256
Income before income taxes	235,787
State income tax expense	850
Net Income	$ 234,937

The accompanying notes are an integral part of these financial statements.

EAGLE LEDGE CAPITAL, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

Balance at December 31, 2011	$ 63,424
Capital distributions	(205,200)
Net income	234,937
Balance at December 31, 2012	$ 93,161

The accompanying notes are an integral part of these financial statements.

EAGLE LEDGE CAPITAL, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2012

Balance at December 31, 2011	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2012	$ -0-

The accompanying notes are an integral part of these financial statements.

EAGLE LEDGE CAPITAL, LLC

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 234,937
Adjustments to reconcile net income to	
net cash provided (used) by operating activities:	
Depreciation	132
Change in assets and liabilities:	
Decrease in commissions receivable	21,190
Increase in other assets	(199)
Decrease in accounts payable and accrued expenses	(25,564)
Net cash provided (used) by operating activities	230,496
Cash flows from investing activities:	
Purchase of property and equipment	(134)
Net cash provided (used) by investing activities	(134)
Cash flows from financing activities:	
Capital distributions	(205,200)
Net cash provided (used) by financing activities	(205,200)
Net increase in cash	25,162
Cash at beginning of period	47,566
Cash at end of period	$ 72,728
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 850
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Eagle Ledge Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the customer's broker dealer would be handled by a clearing broker dealer. The duration of the Company shall be perpetual, unless terminated earlier in accordance with regulations of the Company. Each member's liability is limited to his capital account balance. The Company's revenue is generated through consulting and underwriting services ("program fees") to churches and not-for-profit organizations and the brokerage of securities. The Company's customers are primarily located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Revenues from program fees are recognized when all provisions of the contract between the Company and the client have been fulfilled. Expenses relating directly to programs are recognized when revenue is recorded. All other revenues and expenses are recognized as earned or incurred, using the accrual method of accounting.

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The Company's customer base is located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs are expensed as incurred. Advertising costs charged to expense were $21,658 for the year ended December 31, 2012 and are reflected in other expenses.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of approximately $54,645 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .33 to 1. The SEC permits a ratio of no greater than 15 to 1.

Capital distributions to members can be made under a capital distribution policy approved by the Company's managing member. Periodic distributions approved by the Company's managing member are made to enable members to pay federal income taxes on profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2012

Schedule I

EAGLE LEDGE CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital		$ 93,161
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		93,161
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment, net	$ 7,093	
Other assets	8,328	
Commissions receivable-non-allowable	23,095	38,516
Net capital before haircuts on securities positions		54,645
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-0-
Net capital		$ 54,645

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 18,083
Total aggregate indebtedness	$ 18,083

Schedule I (continued)

EAGLE LEDGE CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,206
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 49,645
Excess net capital at 1000%	$ 52,837
Ratio: Aggregate indebtedness to net capital	.33 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$ 84,991
Adjustment to decrease cash	(13,706)
Adjustment to increase accounts payable and accrued expenses	(16,640)
Net capital per audited report	$ 54,645

Schedule II

EAGLE LEDGE CAPITAL, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker dealer on a fully disclosed basis.

The Company currently does not have a clearing firm arrangement and is not introducing trades in behalf of customers.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year ended December 31, 2012



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Eagle Ledge Capital, LLC

In planning and performing our audit of the financial statements and supplemental information of Eagle Ledge Capital, LLC (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, however, the Company failed to properly reflect outstanding checks as of December 31, 2012 on the Companies bank reconciliation for December. This caused the Company's net capital to be overstated.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 21, 2013

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2012



INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Members of
Eagle Ledge Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Eagle Ledge Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Eagle Ledge Capital, LLC's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Eagle Ledge Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 21, 2013

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068299 FINRA DEC
EAGLE LEDGE CAPITAL LLC 20*20
747 N DARTMOUTH AVE
CLOVIS CA 93611-7235

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
CHESTER REID 559-930-0878

2. A. General Assessment (item 2e from page 2) $ 1462.68

B. Less payment made with SIPC-6 filed (exclude interest) (602.78)
8/17/12
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 859.90

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 859.90

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 859.90

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EAGLE LEDGE CAPITAL, LLC
(Name of Corporation, Partnership or other organization)
[signature]
(Authorized Signature)
CEO
(Title)

Dated the 20 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 592020
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	6947
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	6947
2d. SIPC Net Operating Revenues	$ 585073
2e. General Assessment @ .0025	$ 1462.68